PROSPECTUS

                                  701,664 Shares
                                       of
                        Merge Technologies Incorporated
                                  Common Stock
                               ($0.01 par value)


	This Prospectus relates to the public offering of up to 701,664 shares of the Common Stock, par value $0.01 per share (hereinafter, the "Shares"), of Merge Technologies Incorporated, a Wisconsin corporation doing business as Merge eFilm (hereinafter, "we," "us" or "our"), all of which Shares may be sold from time to time by the Selling Shareholders (described herein) or their assignees and transferees.

	In July 2003, we sold 701,664 Shares to the Selling Shareholders in an offering exempt from the registration provisions of the Securities Act of 1933, as amended ("Securities Act"), as a non-public offering. We are obliged to register such Shares on behalf of these persons.

	The Shares trade on the Nasdaq National Market under the symbol "MRGE." On October 13, 2003 the last reported bid price was $18.95 for the Shares.

	The Selling Shareholders (as hereinafter described) and certain persons who purchase the Shares from the Selling Shareholders may be deemed "Underwriters," as that term is defined in the Securities Act, as amended. The Shares may be offered by the Selling Shareholders in one or more transactions on the Nasdaq National Market, or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be sold by the Selling Shareholders either (i) to a broker or dealer as principal for resale by such broker or dealer for its account pursuant to this Prospectus (e.g., in transactions with a "market maker"), or (ii) in brokerage transactions, including transactions in which the broker solicits purchasers.

	We will pay substantially all other expenses of this offering (including the expense of preparing and duplicating this Prospectus and the Registration Statement of which it is a part).

	These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment.

      SEE "RISK FACTORS" ON PAGE 2 FOR INFORMATION THAT SHOULD BE CONSIDERED BY
                               PROSPECTIVE INVESTORS
                           ____________________________

	THIS PROSPECTUS HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PROSPECTUS DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY ARE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

	THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is October 14, 2003

                         DOCUMENTS INCORPORATED BY REFERENCE
			-------------------------------------

	We are incorporating in this Prospectus by reference the following documents which we filed with the United States Securities and Exchange Commission (hereinafter referred to as the "Commission"):

	1.	Our Annual Report on Form 10-KSB, as amended, for fiscal year
		ended December 31, 2002.

	2.	Our Proxy Statement dated April 14, 2003, for our 2003 Annual
		Meeting of Shareholders filed with the Commission on April 14, 2003.

	3.	Our Quarterly Reports on Form 10-Q, for the quarters ended
		March 31, 2003 and June 30, 2003.

	4.	Our Current Reports on Form 8-K filed on March 6, 2003, March
		11, 2003 (amending the Form 8-K for the event dated June 28,
		2002), April 22, 2003, April 30, 2003, July 10, 2003, July 29,
		2003, as amended on September 30, 2003, and July 30, 2003.

	5.	Our Form 8-A dated January 9, 1998.

	6.	All documents which we file subsequently to the foregoing
		pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

	Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statements. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

	THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS THERETO) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY ANY PERSON TO WHOM THIS PROSPECTUS HAS BEEN DELIVERED, FROM US. REQUESTS TO OBTAIN SUCH DOCUMENTS SHOULD BE DIRECTED TO US AT 1126 SOUTH 70TH STREET, MILWAUKEE, WISCONSIN 53214-3151 (TELEPHONE (414) 977-4000).

	Some of the statements included in this Prospectus may be considered to be "forward looking statements" since such statements relate to matters which have not yet occurred. For example, phrases such as "we anticipate," "believe" or "expect" indicate that it is possible that the event anticipated, believed or expected may not occur. Should such event not occur, then the result which we expected also may not occur or may occur in a different manner, which may be more or less favorable to us. We do not undertake any obligation to publicly release the result of any revisions to these forward looking statements that may be made to reflect any future events or circumstances.

	Readers should carefully review the items included under the subsection Risk Factors, as they relate to forward looking statements, as actual results could differ materially from those projected in the forward looking statement.


<PAGE 1>


                                     SUMMARY
				   -----------

	Purpose of the Offering. Certain of our shareholders are offering up to 701,664 of our Shares through this Prospectus. We will not receive any of the proceeds of the sale of any Shares sold by the Selling Shareholders.

	Our Business. We are in the business of integrating radiology images and information into healthcare enterprise networks. Our products fall into three distinct categories: connectivity solutions; radiology workflow software applications; and professional services. Our products and services enhance the quality of healthcare provided to patients because they improve radiology workflow efficiencies, reduce healthcare operating costs and improve clinical decision making processes. We deliver this tangible value to facilities of all sizes, but we specifically target small to medium size healthcare facilities, multi-hospital groups, clinics and diagnostic imaging centers by working with our customers to offer unique, phased, cost effective solutions to solve their image and information management and radiology workflow needs. We believe that we have been a key contributor to the development of the industry's standard network communications protocol known as Digital Imaging Communications in Medicine ("DICOM"), open medical standards like HL-7 and the Integrated Healthcare Enterprise ("IHE").


Acquisition of Aurora Technology, Inc.
---------------------------------------

	Through one of our wholly owned subsidiaries, Signal Stream, Inc., a Wisconsin corporation now known as Merge Aurora Solutions Inc. ("Signal Stream"), we acquired the assets of Aurora Technology Inc., a private Minnesota corporation ("Aurora"). Aurora was in the business of design, production and sale of diagnostic radiology products and software that facilitate the viewing, distribution and storage of digital images. We are utilizing Aurora's assets in a similar manner as Aurora.


Acquisition of eFilm Medical Inc.
----------------------------------

	We also recently purchased 100% of the issued and outstanding shares of common stock of eFilm Medical, Inc., a Nova Scotia, Canada, company ("eFilm"). eFilm has been in the business of development of medical imaging workflow product and services and developing innovative medical image viewing and related solutions within a clinical environment. We are utilizing eFilm's assets in a similar manner as eFilm.


Recent Acquisition of RIS Logic, Incorporated
----------------------------------------------

	On July 17, 2003, we acquired 100% of the outstanding shares of RIS Logic, Incorporated, an Ohio corporation now known as RIS Logic, Inc. ("RIS Logic"). RIS Logic provides comprehensive Radiology Information System ("RIS") software and professional services for imaging centers and hospital radiology departments to streamline operations and accelerate productivity. These software solutions combined with professional services and training automate the entire radiology practice workflow to decrease report turnaround time, improve cash flow, enhance patient care and improve the operational efficiency of imaging services.

	RIS Logic provides efficient management of single or multi-site imaging service operations, from scheduling and exam tracking to clinical information archival, integrated billing, automated dictation/transcription, mammography tracking and reporting, and radiologist reporting and distribution. This is accomplished using industry-standard protocols that provide for connectivity, integration and communication of patient data throughout the single or multi-site imaging service operation.


                                  RISK FACTORS
   			         --------------

	This offering involves a high degree of risk. Prospective investors should consider carefully, among other things, the following risk factors with respect to us and this offering.


<PAGE 2>


WE HAVE NOT BEEN CONSISTENTLY PROFITABLE AND THROUGH 2000 INCURRED OPERATING LOSSES

	We incurred net losses of $1,919,970 in fiscal 1998, $2,898,821 in fiscal 1999 and $5,707,394 in fiscal 2000, respectively. We earned net income of $1,270,758 and $3,628,895 for the years ended December 31, 2001 and 2002, respectively. There can be no assurance that we will continue to be profitable in the future.

OUR OPERATING RESULTS MAY FLUCTUATE BECAUSE OF A VARIETY OF FACTORS

	Our operating results are subject to quarterly and other fluctuations due to a variety of factors. A significant portion of our business is derived from orders placed by original equipment manufacturers ("OEMs") and direct sales to healthcare customers. The timing of such orders could cause material fluctuations in our business and operating results. Additionally, healthcare capital spending and budgetary cycles could cause material fluctuations in our
direct sales from quarter to quarter.   Other factors that may cause our
operating results to fluctuate include changes in sales volumes through our distribution channels, changes in the mix of products sold, the timing of new product announcements and introductions by us and our competitors, market acceptance of new or enhanced versions of our products, availability and cost of products from our suppliers, competitive pricing pressures, the gain or loss of significant customers, increased research and development expense associated with new product introductions and economic conditions generally or in various geographic areas. All of the above factors are difficult for us to forecast, and these or other factors can materially affect our operating results for one quarter or series of quarters. In addition, our gross margins may decrease in the future as a result of increasing sales of lower margin products or services and volume discounts. We expect to continue to increase our operating expenses for personnel, marketing and new product development. If we do not achieve increased levels of sales commensurate with these increased levels of operating expenses, our business and operating results will be materially adversely affected. There can be no assurance that we will be profitable on a quarterly or annual basis. Fluctuations in operating results may also result in fluctuations in the price of our Shares.

WE MAY EXPERIENCE INCREASED CREDIT AND PAYMENT RISKS IF WE INCREASE DIRECT SALES TO END USERS AND DECREASE SALES THROUGH VALUE ADDED RESELLERS

	We currently market and sell a significant portion of our products to OEMs and value added resellers ("VARs"). We have not, in the past, experienced significant nonpayment or delays in payment on receivables from these customers. Increased direct sales to end-users, such as hospitals and imaging centers, may create delays in payment of receivables to us and may also increase the risk of nonpayment of receivables. We may bear increased interest expense if we experience delays in receipt of payment on receivables as a result of increased sales directly to end-users as a percentage of total sales.

WE MAY NOT BE ABLE TO RESPOND TO TECHNOLOGICAL CHANGE

	The markets for our products are characterized by rapid technological advances and changes in customer requirements and evolving regulatory requirements and industry standards. Our future prospects will depend, in part, on our ability to enhance our medical image networking and information management products in a timely manner and to identify, develop and achieve market acceptance of new products that address new technologies and standards and meet customer needs in the medical imaging network and information management markets. There can be no assurance that we will be able to respond to technological advances, changes in customer requirements or changes in regulatory requirements or industry standards or that we will be able to develop and market new products successfully. We are subject to risks from a number of sources that could materially affect our ability to respond to technological change.

WE MAY NOT BE ABLE TO RESPOND TO CHANGES IN OUR INDUSTRY OR TO THE REQUIREMENTS OF OUR CUSTOMERS

	Because the industry in which we operate is subject to rapid technological change, we must constantly monitor industry conditions, customer preferences and other matters. Any failure by us to anticipate or to respond


<PAGE 3>


adequately to technological developments in our industry, changes in customer requirements, changes in regulatory requirements or industry standards, or any significant delays in the development, introduction or shipment of products, could have a material adverse effect on our business and operating results.
In anticipation of new product introductions by us or our competitors, customers could refrain from purchasing our existing products. New products could render certain of our existing products obsolete. Any of these events could materially adversely affect our business and operating results. In addition, third-party payers, such as governmental programs and private insurance plans, can indirectly affect the pricing or relative attractiveness of our products by regulating the maximum amount of reimbursement that they will provide for taking, storing and interpreting medical images. A decrease in the reimbursement amounts for radiological procedures may decrease the amount which physicians, clinics and hospitals are able to charge patients for such services. As a result, adoption of new technologies may slow as capital investment budgets are reduced, thereby significantly reducing the demand for our products.

WE SELL OUR PRODUCTS TO A RELATIVELY LIMITED NUMBER OF CUSTOMERS, THE LOSS OF ONE OR MORE OF WHICH COULD MATERIALLY AND ADVERSELY AFFECT US

	We currently sell a material portion of our products to a relatively limited number of OEMs, VARs and dealers. Aggregate sales to our ten largest customers represented approximately 70%, 71%, 65%, 60%, 52% and 55% of our net sales in 1998, 1999, 2000, 2001, 2002 and six months ended June 30, 2003, respectively. During 1998, Marconi and Konica accounted for approximately 18% each of our net sales. During 1999, Marconi accounted for 17% of our net sales and Konica, Philips and Fuji accounted for approximately 11% each of our net sales. During 2000, Fuji accounted for 14% of our net sales and Philips and Marconi each accounted for approximately 12% of our net sales. During 2001, Philips accounted for 16%, GE accounted for 13%, and Fuji accounted for 10% of our net sales. During 2002, Philips accounted for 18% of our net sales. For the six months ended June 30, 2003, Philips accounted for 17% of our net sales. There can be no assurance that our current customers will continue to place orders with us or that we will be able to obtain orders from new customers.
The loss of any one or more of our major customers could materially adversely affect our business and operating results. None of our customers are subject to any minimum purchase requirements, and many of our VAR and OEM customers offer competitive systems manufactured by third parties. Each of our VAR and OEM customers and dealers can cease marketing products at their respective option, and the loss of one or more significant customers could materially adversely affect our business and operating results.

WE MAY NOT BE ABLE TO EXPAND SUFFICIENTLY OUR SALES FORCE IN ORDER TO INCREASE OUR SALES TO CUSTOMERS OUTSIDE OF THE UNITED STATES OF AMERICA

	An important component of our business plan includes increasing our sales to customers outside the United States of America, which represented 38% of our net sales in fiscal 2002 and 41% of our net sales the six months ended June 30, 2003. In order to increase overseas sales, it may be necessary or desirable for us to expand our sales force or establish additional offices outside of the United States of America. The increased costs of hiring new personnel or establishing offices could have a material adverse effect on our results of operations and financial condition.

IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL, OUR BUSINESS MAY BE HARMED

	Our continued success will depend to a significant degree upon the efforts and abilities of our senior management, in particular, Richard A. Linden, our President and Chief Executive Officer, William C. Mortimore, our founder and Chief Strategist, Gregory G. Couch, Vice President and Chief Technology Officer, Beth Frost-Johnson, Vice President, Marketing, Joseph R. Gentile, Vice President Sales - Systems Solutions, Catherine M. McCallum, Vice President - Healthcare Professional Services, Marketing, David M. Noshay, Vice President, Business Development, William L. Stafford, Vice President, Sales - OEM/VAR Solutions, Anton van Kimmenade, Vice President Service, Director European Branch, Daniel H. Quigg, Vice President, and Scott T. Veech, Chief Financial Officer, Secretary and Treasurer. Of these key personnel, Mr. Linden, Mr. Mortimore, Mr. Couch, Ms. McCallum, Mr. van Kimmenade, Mr. Quigg and Mr. Veech have employment agreements with us.


<PAGE 4>


	We carry key man life insurance in the amount of $2,000,000 on Richard
A. Linden and $2,000,000 on William C. Mortimore. We do not carry key man life insurance on any other of our officers or directors. The loss of the services of any of these persons could have a material adverse effect on us.

BECAUSE COMPETITION FOR QUALIFIED PERSONNEL IS INTENSE, WE MAY NOT BE ABLE TO RECRUIT OR RETAIN PERSONNEL, WHICH COULD IMPACT THE DEVELOPMENT AND ACCEPTANCE OF OUR PRODUCTS AND SERVICES

	Our ability to carry out our business plan depends, in part, upon our ability to hire and retain skilled sales and marketing professionals and engineering specialists. Although we believe we will be able to hire qualified personnel for such purposes, our inability to do so could materially adversely affect our ability to market, sell and enhance our product lines. The market for qualified experienced sales and marketing professionals and engineering specialists has historically been, and we expect that we will continue to be, intensely competitive. The inability to recruit and retain qualified employees could materially adversely affect our results of operations and financial condition.

WE HAVE BEEN ADVISED THAT A THIRD PARTY HAS THREATENED TO MAKE A CLAIM ON CERTAIN OF OUR INTELLECTUAL PROPERTY

	With the recently consummated acquisition of RIS Logic by merger into a wholly owned subsidiary of ours, RIS Logic and three of its principal shareholders have made detailed representations and warranties in the merger agreement (the "Merger Agreement"), including, but not limited to, the warranty that none of RIS Logic's intellectual property infringes upon the intellectual property rights of others. A copy of the Merger Agreement has previously been filed by us.

	An escrow of 173,093 shares of our Common Stock was established at closing to be the sole source of payment of indemnification claims, other than with respect to breaches of representations and warranties associated with tax claims, and the right to use all necessary intellectual property (whether pursuant to ownership, license, sublicense, contract or permission), in which event the escrowed shares would be applied as the first source of payment with respect to such breaches.

	RIS Logic has received a demand letter from counsel for Schedule Quest, Inc. ("Schedule Quest"), alleging that RIS Logic has infringed on Schedule Quest's Patent No. 6389454 titled "Multi-Family Scheduling System," which is a patent addressing computerized handling of patient scheduling. We have retained patent counsel to address this issue. A preliminary review of this patent suggests that the RIS Logic patent does not infringe the Schedule Quest patent, although we cannot provide any assurances in this regard, given the short time period since our receipt of this notice. Counsel for Schedule Quest had previously proposed to RIS Logic's counsel that a possible business arrangement may be achieved. We will analyze our options as to whether we will choose to contest the patent or seek a license or other accommodation. We believe that, in all events, that the Merger Agreement holdback is adequate to cover any potential exposure related to such patent; however, we are unable to guarantee that this will be the case.

IF THE PROTECTION OF OUR INTELLECTUAL PROPERTY IS INADEQUATE, OUR COMPETITORS MAY GAIN ACCESS TO OUR TECHNOLOGY AND WE COULD LOSE CUSTOMERS.

	We have received U. S. Patent No. 5,740,428 dated April 14, 1998, U. S. Patent No. 5,950,207 dated September 7, 1999, New Zealand Patent No. 306009 dated February 7, 1996, and Australia Patent No. 704804 dated August 12, 1999, for one aspect of our Workflow technology. A United States of America patent has been applied for Distributed Architecture for Health Care Environment, Patent Application No. 09/151902 underlying our MergeWeb Workflow technology. We have also applied for additional foreign patents; however, we generally do not rely solely on patent protection with respect to our products. Instead, we rely on a combination of copyright and trade secret laws, employee and third party confidentiality agreements and other measures to protect intellectual property rights pertaining to our systems and technology. There can be no assurance, however, that applicable copyright or trade secret laws


<PAGE 5>

or these agreements will provide meaningful protection of our copyrights, trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such copyrights, trade secrets, know-how or other proprietary information. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States of America. There can be no assurance that third parties will not assert patent, copyright or other intellectual property infringement claims against us with respect to our products or technology or other matters. Any such claims against us, with or without merit, as well as claims initiated by us against third parties, can be time-consuming and expensive to defend or prosecute and resolve. To date, we have not initiated any intellectual property infringement claims and no such claims have been asserted against us.

IF WE FAIL TO COMPLY WITH UNITED STATES OF AMERICA AND FOREIGN REGULATORY REQUIREMENTS RELATING TO OUR PRODUCTS, WE COULD BE MATERIALLY AND ADVERSELY AFFECTED

	The manufacturing and marketing of our products are subject to government regulation as medical devices in the United States of America by the United States Food and Drug Administration (the "FDA") and in other countries by corresponding foreign regulatory authorities. The process of obtaining and maintaining required regulatory clearances and approvals is lengthy, expensive and uncertain. We believe that our success depends upon commercial sales of improved versions of our products, certain of which cannot be marketed in the United States of America and other regulated markets unless and until we obtain clearance or approval from the FDA and its foreign counterparts. Failure to comply with applicable regulatory requirements could result, among other things, in warning letters, seizures of our products, total or partial suspension of our production operations, refusal of the government to grant market clearance or pre-market approval, withdrawal of approvals or criminal prosecution.

	We are also subject to other federal, state and local laws and regulations relating to safe working conditions and manufacturing practices. In addition, sales of our products outside the United States of America are subject to various foreign regulatory requirements. The extent of government regulation that might result from any future legislation or administrative action cannot be predicted. Failure to comply with domestic regulatory requirements or to obtain any necessary foreign certifications or regulatory approvals, or any other failure to comply with regulatory requirements outside the United States of America could have a material adverse effect on our business, financial condition and results of operations.

IF WE BECOME LIABLE TO ANYONE USING ANY OF OUR PRODUCTS, WE COULD SUFFER FINANCIALLY AND OUR REPUTATION AND CREDIBILITY IN OUR INDUSTRY COULD BE SERIOUSLY AFFECTED

	We have licensing agreements with certain of our customers which typically contain provisions designed to limit our exposure to potential product liability claims. However, it is possible that the limitation of liability provisions contained in our license agreements may not be effective under the laws of certain jurisdictions. Furthermore, although we try to include provisions limiting our exposure to product liability in our sales agreements, we are not always successful in doing so. Moreover, some of our products are sold without agreements addressing product liability claims at all. Although we have not experienced any product liability claims to date, the sale and support of products by us may entail the risk of such claims, and there can be no assurance that we will not be subject to such claims in the future. Although we have procured product liability insurance, there can be no assurance that we will continue to obtain such insurance on favorable terms or that such insurance will be sufficient to fully protect us against a successful product liability claim. A successful product liability claim brought against us could have a material adverse effect on our business, results of operations, and financial condition. Software products such as those offered by us occasionally contain errors or failures, especially when first introduced or when new versions are released. Although we conduct extensive product testing, we could in the future lose or delay recognition of revenues as a result of software errors or defects, the failure of our products to meet customer specifications or otherwise. Although, to date, our business has not been materially adversely affected by any such errors, defects or failure to meet specifications, there can be no assurance that defects will not be found in new products or releases after commencement of commercial shipments or that such products will meet customer specifications, resulting in loss or deferral of revenues, diversion of resources, damage to our reputation, or increased service and warranty and other costs, any of which could have a material adverse effect upon our business, operating results and financial condition.


<PAGE 6>


WE EXPERIENCE SUBSTANTIAL COMPETITION IN OUR INDUSTRY AND OUR COMPETITORS HAVE SOME ADVANTAGES OVER US

	The markets for our products are highly competitive.

	Imaging acquisition and connectivity products. We have several competitors in the imaging acquisition and connectivity products business. These products are sold primarily to our OEM and VAR customers who could decide to build these capabilities internally or source these products from one of our competitors.

	*	In the DICOM software development tool business, we primarily
		compete directly and indirectly with a number of other entities, including private companies like LeadTools and the Radiological Society of North America ("RSNA"), which offers a version of DICOM (originally developed by Mallinckrodt Institute of Radiology) as "freeware" available to be downloaded without charge from the Internet, but which offers more limited features and no user support.

	*	We also face competition from picture archiving and
		communication systems ("PACS") manufacturers that have developed some of these tools internally and make them available to their customers with the purchase of a complete PACS solution.

	*	We face competition from two sources concerning our
		connectivity products. First, as legacy x-ray devices and specialty modalities like CTs and MRs are replaced with newer models, the need for our connectivity products decreases because connectivity features are built into the new modalities. Secondly, several small specialty companies provide similar connectivity products to the OEMs and VARs. We anticipate competing successfully against these companies based on our quality, feature set, and service reputation, but there is no assurance that we will be successful in maintaining our current run rate for this business line.


	Completed PACS workflow solution sales. Our growing end-user PACS workflow solution sales may put us more directly in competition with some of our existing VAR customers who resell to end-users our component products as part of their own complete PACS solution.

	Many of our current and potential PACS workflow competitors have greater resources than we have in areas including finance, research and development, intellectual property and marketing. Many of these competitors also have broader product lines and longer standing relationships with customers in the medical imaging field than those we have.

	We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

	*	product innovation;

	*	product quality and performance;

	*	price;

	*	experienced sales, marketing and service organizations;

	*	rapid development of new products and features;

	*	continued active involvement in the development of DICOM and
		other medical communication standards; and

	*	product and policy decisions announced by our competitors.


<PAGE 7>


	There can be no assurance that we will be able to compete successfully with existing or new competitors.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE

	We believe that existing cash, together with the availability under our working capital line of credit and future cash flows from operations, will be sufficient to execute our business plan during the next twelve months.
However, any projections of future cash inflows and outflows are subject to substantial uncertainty. It may be necessary to raise additional capital to meet long-term liquidity needs. If it is determined that additional capital is needed, it will be raised by selling additional equity or raising debt from third party sources. The sale of additional equity or convertible debt securities could result in dilution to current stockholders. In addition, debt financing, if available, could involve restrictive covenants, which could adversely affect operations. There can be no assurance that any of these financing alternatives, including raising additional capital, will be available in amounts or on terms acceptable to us. If we are unable to raise any needed additional capital, we could be required to significantly alter our operating plan, which could have a material adverse effect on our business, financial condition and results of operations.

IF WE ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK IN CONNECTION WITH ANY FUTURE ACQUISITIONS OF BUSINESSES, THE OWNERSHIP IN US, AND THE VALUE OF THE SHARES OWNED BY INVESTORS COULD BE DILUTED

	We may make additional acquisitions of businesses which we believe are complementary to our business. We may make payment for such acquisitions by issuing shares of our Common or Preferred Stock or by payment in cash. If we choose to make payment in the form of shares of our Common or Preferred Stock, our existing shareholders may experience a dilution in their ownership interest in us. If we elect to make payment in the form of cash, we would have to determine whether we will use available cash or obtain additional cash from traditional bank financing, sources other than banks or the proceeds of the sale of our Common or Preferred Stock. While using debt to finance acquisitions may provide greater financial returns, it also brings with it greater risk. Should there be a downturn in the business of the target (due to numerous factors which could include normal downturns in the business cycle, the departure of key employees or key accounts, inability to integrate the target's operations into our operations, etc.), we may risk loss of our investment. Lenders and/or equity partners also may impose restrictions upon the manner in which we conduct our business.

WE MIGHT NOT BE ABLE TO INTEGRATE ANY BUSINESSES WHICH WE ACQUIRE WITH OUR BUSINESSES

	If we should acquire additional businesses, we face the risk that we may not be able to integrate such acquisitions successfully with our business. Should we be unable to integrate successfully any new business, we would be required either to dispose of such acquisition or attempt to change the operations of such acquisition so that it will integrate with our business.
In either event, our business operations could be materially adversely affected.

WE WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY ANY OF THE SELLING SHAREHOLDERS IN THIS OFFERING

	We will not receive any of the proceeds from sale of Shares by any of the Selling Shareholders.

WE DO NOT HAVE ANY INTENTION TO DECLARE OR PAY ANY DIVIDENDS

	We do not currently intend to declare or pay any cash dividend on our Shares in the foreseeable future and we anticipate that earnings, if any, will be used to finance the development and expansion of our business. Any payment


<PAGE 8>


of future dividends and the amounts thereof will be dependent upon our earnings, financial requirements and other factors deemed relevant by our Board of Directors, including our contractual obligations.

ANY ADDITIONAL PREFERRED STOCK WHICH WE ISSUE COULD HAVE RIGHTS AND PREFERENCES THAT COULD ADVERSELY AFFECT HOLDERS OF OUR COMMON STOCK

	Our Articles of Incorporation (the "Articles") authorize the issuance of "blank check" Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, our Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the shareholders. We issued certain shares of our Preferred Stock in connection with our purchases of Interpra Medical Imaging Network Ltd., a corporation incorporated under the laws of the Province of Ontario, now known as Merge Technologies Canada Ltd. (hereinafter referred to as "Interpra"), and eFilm.
As of the date of this Prospectus, we have issued one share of Special Voting Preferred Stock in connection with a voting trust with a financial institution (the "Interpra Trustee") established for the benefit of holders of Interpra Exchangeable Shares (as hereinafter defined), 22,462 of which are outstanding as of the date of this Prospectus. We also have issued one share of Series 2 Special Voting Preferred Stock in connection with another voting trust with a financial institution (the "eFilm Trustee") established for the benefit of holders of eFilm Exchangeable Shares (as hereinafter defined), 336,145 of which are outstanding as of the date of this Prospectus. There are no other shares of Preferred Stock of any other series presently outstanding. The Special Voting Preferred Stock and Series 2 Special Voting Preferred Stock both allow the Interpra Trustee and the eFilm Trustee to vote at meetings of Common Stockholders. As of the date of this Prospectus, the Interpra Trustee has 22,462 votes with regard to the Special Voting Preferred Stock and the eFilm Trustee has 336,145 votes with regard to the Series 2 Special Voting Stock.
The rights of the holders of Shares presently may be materially adversely affected by the rights of the holders of any additional Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock. In addition, if we issue more Preferred Stock with voting rights, the voting rights of Common Stockholders would be diluted. In any event, the Common Stockholders' percentage of equity ownership in us will be reduced if we issue more Preferred Stock.

ANTITAKEOVER MEASURES

	Our Articles and Bylaws, along with Wisconsin statutory law, contain provisions that could discourage potential acquisition proposals and might delay or prevent a change in control of us. Such provisions could result in us being less attractive to a potential acquirer and could result in shareholders receiving less for their Shares than otherwise might be available in the event of a takeover attempt.


                                   THE COMPANY
				  -------------

	We are in the business of integrating radiology images and information into healthcare enterprise networks. Our products and services enhance the quality of healthcare provided to patients because they improve radiology workflow efficiencies, reduce healthcare operating costs and improve clinical decision making processes. We deliver this tangible value to facilities of all sizes, but we specifically target small to medium size healthcare facilities, multi-hospital groups, clinics and diagnostic imaging centers by working with our customers to offer unique, phased, cost effective solutions to solve their image and information management and radiology workflow needs.

	We were founded in 1987 and have historically been viewed as a leading provider of medical diagnostic imaging and information connectivity technologies and consulting solutions for healthcare facilities worldwide. Today, we are at the forefront of integrated radiology workflow research and development bringing software applications to the marketplace that will enable the seamless integration of images, information, technology and people across the electronic healthcare enterprise. We believe that our future growth will be driven by a continued concentration on the core aspects of our business: targeted sales/marketing activities with broader geographic coverage; modular


<PAGE 9>

product innovation; exceptional professional services; and expanding strategic partnerships that complement our internal efforts. Our strategy is to provide a full suite of radiology workflow solutions to our target market, which are users of electronic image and information management systems in the healthcare industry, including our existing domestic client base of over 400 healthcare facilities, and to deliver functionality and value that taps into the $1.3 billion annual market.

	Our products fall into three distinct categories: connectivity solutions; radiology workflow software applications; and professional services. Connectivity solutions continue to be one of our core competencies to maintain our market-leading position and long-term OEM/VAR relationships. We continue our product innovation in this area in order to provide flexible, state-of-the-art solutions to our OEM/VAR partners who incorporate these products directly into their new modality equipment offerings. While the OEM/VAR relationships are central to the distribution of these products, there is an increasing interest from healthcare organizations to purchase radiology workflow solutions, including connectivity products, directly from us to complete their individual image management strategies.

	Through our founder and Chairman, William C. Mortimore, we believe that we have been a key contributor to the development of the industry's standard network communications protocol known as DICOM, open medical standards like HL-7 and the IHE framework that has been created through an initiative co-sponsored by the RSNA and the Healthcare Information and Management Systems Society ("HIMSS"). The IHE initiative represents a consortium of more than thirty companies in the Radiology and Healthcare Information Systems fields. This set of requirements has paved the way for healthcare organizations to begin in earnest to integrate the complex workflow systems of the radiology department with the entire healthcare system by using equipment and software applications that connect the various image and communication components. We have incorporated these standards in all of our connectivity solutions and software applications establishing the basis for seamless integration of images and healthcare information across an organization's intranet or over the Internet.

	Radiology departments and diagnostic imaging centers and their customers benefit from our solutions in a variety of ways including: (i) networking of multiple image-producing and image-using devices to eliminate duplication and reduce the need for capital equipment expenditures to build digital image and information networks; (ii) creating permanent electronic archives of diagnostic-quality images to enable the retrieval of these images and reports at any time in the future; (iii) accessing our modular architecture of products that allow radiology departments, clinics and diagnostic imaging centers to build their electronic image and information management systems in a phased, flexible and cost-effective way; and (iv) delivering the capability to integrate diagnostic radiology images into the radiologist's report to make it a permanent part of the patient's electronic medical record.

	We are a Wisconsin corporation and were incorporated on November 25, 1987. Our executive offices are located at 1126 South 70th Street, Milwaukee, Wisconsin 53214-3151. Our telephone number is (414) 977-4000, and our internet address is www.merge-efilm.com.


Acquisition of Aurora Technology, Inc.
---------------------------------------

	On May 22, 2002, we acquired, through our wholly owned subsidiary, Signal Stream, the assets of Aurora. Aurora was in the business of design, production and sale of diagnostic radiology products and software that facilitate the viewing, distribution and storage of digital images. Its assets included accounts receivable, inventory, capital equipment and intangible assets. We are utilizing Aurora's assets in a similar manner as Aurora.

	The purchase price was 93,901 non-registered Shares, plus $100,000 in cash. Twenty percent of the Shares have been held in escrow for twelve months to secure obligations of Aurora. We filed a registration statement with the Commission with respect to the 93,901 Shares issued in this transaction.


<PAGE 10>


	The consideration was negotiated at arms-length between us and Aurora and includes a premium over the book value of assets, based on our own assessment of the market value of Aurora's assets and the benefits of combining Aurora with us.


Acquisition of eFilm Medical Inc.
----------------------------------

	On June 28, 2002, we, Merge Technologies Holdings Co., a Nova Scotia unlimited liability company ("Merge Holdings"), and eFilm, pursuant to the terms of a Reorganization Agreement, completed certain transactions wherein, among other things, we acquired 100% of the issued and outstanding shares of eFilm common stock. As part of the transactions contemplated under the Reorganization Agreement, shares of common stock previously outstanding of eFilm were converted into 1,000,000 exchangeable shares of eFilm (the "eFilm Exchangeable Shares"). Each eFilm Exchangeable Share is exchangeable and convertible into one Share. We filed a registration statement with the Commission with respect to the 1,000,000 Shares made available to the stockholders of eFilm in exchange of the eFilm Exchangeable Shares at such time as they elect to make the exchange.

	eFilm has been in the business of development of medical imaging workflow products and services, and developing innovative medical image viewing and related solutions within a clinical environment. Its assets included accounts receivable, inventory, capital equipment and intangible assets. We are utilizing the eFilm assets in a similar manner as eFilm. Prior to this transaction with eFilm, we entered into a joint development and technology sharing agreement with eFilm wherein we agreed to cross license certain technologies and jointly develop image distribution technologies under the ImageChannelTM label.

	The consideration was negotiated at arms-length between us and eFilm and includes a premium over the book value of assets, based on our own assessment of the market value of eFilm's assets and the benefits of combining eFilm with us.


Recent Acquisition of RIS Logic, Incorporated
----------------------------------------------

	On July 17, 2003, we acquired 100% of the outstanding shares of RIS Logic in exchange for 772,000 shares of our common stock, cash of $2,724,000, the payment of $1,700,000 of liabilities as a closing condition of the sale and the issuance of 128,000 options to replace existing fully vested options previously issued to RIS Logic employees from the Merge Technologies Incorporated 2003 Stock Option Plan. We have filed a registration statement to register shares issued from said Plan.

	RIS Logic has been in the business of the development and sales of RIS to end user imaging centers. Its assets included accounts receivable, capital equipment and intangible assets. We intend to utilize the RIS Logic assets in a similar manner as RIS Logic.

	The consideration was negotiated at arms-length between us and RIS Logic and includes a premium over the book value of assets, based on our own assessment of the market value of RIS Logic's assets and the benefits of combining RIS Logic with us.


                                  USE OF PROCEEDS
				 -----------------

	We will not receive any cash proceeds from the sale of any of the Shares by the Selling Shareholders.

			       SELLING SHAREHOLDERS
			      ----------------------

	The Selling Shareholders or their assignees and transferees may offer up to 701,664 Shares pursuant to this Prospectus. We will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

The following table sets forth certain information with respect to the Selling Shareholders and the Shares which they presently own.


										     Shares to be
					 Shares Beneficially	 Shares		     Beneficially
					    Owned Prior to	 Being		     Owned After
Selling Shareholders			       Offering		Offered		     Offering (1)
--------------------------------------  --------------------   ---------        -------------------------
					Number	    Percent			  Number	 Percent
					-------	  ----------			---------	---------

BayStar Capital II, L.P. (2)..........	100,000	       *	100,000		  ----		   0

CD Investment Partners, Ltd. (3)......	 25,000	       *	 25,000		  ----	           0

Crestview Capital Fund II, LP (4).....	 83,333	       *	 83,333		  ----	           0

North Sound Legacy International
  Ltd. (5)............................	 83,333	       *	 83,333	          ----	           0

North Sound Legacy Institutional Fund
  LLC (5).............................	 75,833	       *	 75,833		  ----		   0

North Sound Legacy Fund LLC (5).......	  7,500	       *	   7500		  ----		   0

Pequot Navigator Onshore Fund,
  L.P. (6)............................	 45,908	       *	 45,908	          ----		   0

Pequot Scout Fund, L. P. (6)..........	 83,832	       *	 83,832	 	  ----	           0

Pequot Navigator Offshore Fund,
  Inc. (6)............................	 36,926	       *	 36,926	          ----		   0

Royal Bank of Canada (7)..............	 83,333	       *	 83,333	          ----	           0

Richard P. Kiphart....................	 41,666	       *	 41,666		  ----	           0

Belle Haven Investments, L.P. (8).....	 17,500	       *	 17,500	          ----	           0

Gary M. Glaser........................	 17,500	       *	 17,500	          ----	           0
					-------			-------
					701,664			701,664

*Less than one percent

(1)	Assumes the sale of all Shares offered by this Prospectus.
(2)	Steve Derby, Steven M. Lamar and Lawrence Goldfarb, the Managing Members,
	exercise voting and investment powers over these Shares on behalf of this
	Selling Shareholder.
(3)	John D. Ziegelman, Director, exercises voting and investment powers over
	these Shares on behalf of this Selling Shareholder.
(4)	Richard Levy, Managing Member, exercises voting and investment powers
	over these Shares on behalf of this Selling Shareholder.
(5)	Thomas McAuley, Chief Investment Officer, exercises voting and
	investment powers over these Shares on behalf of this Selling Shareholder.
(6)	Arthur Sandberg, a prinicpal of Pequot Capital Management Inc., which is
	the investment manager for this Selling Shareholder, exercises voting and
	investment powers over these Shares on behalf of this Selling Shareholder.
(7)	Johan Wahlstedt, Managing Director, exercises voting and investment
	powers over these Shares on behalf of this Selling Shareholder.
(8)	Gary M. Glaser, General Partner, exercises voting and investment powers
	over these Shares on behalf of this Selling Shareholder.


	Under the Exchange Act, and the regulations thereunder, any person engaged in a distribution of the Shares offered by this Prospectus may not simultaneously engage in market-making activities with respect to the Shares during the applicable "cooling off" period prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling


<PAGE 12>


Shareholders will be subject to applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Securities Act, in connection with transactions in the Shares, which provisions may limit the timing of purchases and sales of Shares.

                                PLAN OF DISTRIBUTION
			       ----------------------

	This Prospectus, as appropriately amended or supplemented, may be used from time to time by the Selling Shareholders, or their transferees, to offer and sell the Shares in transactions in which the Selling Shareholders and any broker-dealer through whom any of the Shares are sold may be deemed to be Underwriters within the meaning of the Securities Act. We will not receive any of the proceeds from any such sales. There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the Shares.

	We anticipate that resales of the Shares by the Selling Shareholder will be effected from time to time on the open market in ordinary brokerage transactions in the Nasdaq National Market, on which the Shares are included for quotation, in the over-the-counter market, or in private transactions. The Shares will be offered for sale at market prices prevailing at the time of sale or at negotiated prices and on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Shares may be offered directly by the Selling Shareholders or through brokers or dealers. A member firm of the National Association of Securities Dealers, Inc. ("NASD") may be engaged to act as the Selling Shareholders' agent in the sale of the Shares by the Selling Shareholders and/or may acquire Shares as principal. Member firms participating in such transactions as agent may receive commissions from the Selling Shareholders (and, if they act as agent for the purchaser of such Shares, from such purchaser), such commissions computed, in appropriate cases, in accordance with the applicable rates of the NASD, which commissions may be negotiated rates where permissible. Sales of the Shares by the member firm may be made on the Nasdaq National Market from time to time at prices related to prices then prevailing.

	Participating broker-dealers may agree with the Selling Shareholders to sell the specified number of Shares at a stipulated price per Share and, to the extent such broker dealer is unable to do so acting as agent for the Selling Shareholders, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer's commitment to the Selling Shareholders. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions on the Nasdaq National Market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

	Upon the Selling Shareholders notifying us that a particular offer to sell the Shares is made and a material arrangement has been entered into with a broker-dealer for the sale of Shares, a supplement to this Prospectus will be delivered together with this Prospectus and filed pursuant to Rule 424(b) under the Securities Act setting forth with respect to such offer or trade the terms of the offer or trade, including: (i) the number of Shares involved; (ii) the price at which the Shares were sold; (iii) any participating brokers, dealers, agents or member firm involved; (iv) any discounts, commissions and other items paid as compensation from, and the resulting net proceeds to, the Selling Shareholders; and (v) other facts material to the transaction.

	Shares may be sold directly by the Selling Shareholders or through agents designated by the Selling Shareholders from time to time. Unless otherwise indicated in the supplement to this Prospectus, any such agent will be acting on a best efforts basis for the period of its appointment.

	The Selling Shareholders and any brokers, dealers, agents, member firm or others that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be Underwriters within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of the Shares purchased by such person may be deemed to be underwriting commissions or discounts under the Securities Act.


<PAGE 13>


                             DESCRIPTION OF SECURITIES
			    ---------------------------

	Our authorized capital stock consists of 30,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock, par value $0.01 per share, of which we have designated 1,000,000 shares as Series A Preferred Stock, one share of Special Voting Preferred Stock and one share of Series 2 Special Voting Preferred Stock. As of October 13, 2003, there were 12,424,614 shares of Common Stock (inclusive of the Shares held in escrow per the RIS Logic Merger Agreement), no shares of Series A Preferred Stock, one share of Special Voting Preferred Stock and one share of Series 2 Special Voting Preferred Stock outstanding.

	The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Articles and Bylaws, copies of which are available for review upon request.

COMMON STOCK
-------------

	Holders of Shares are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The Shares do not have cumulative voting rights, which means that the holders of a majority of voting Shares voting for the election of directors can elect all of the members of the Board of Directors. The Shares have no preemptive rights and no redemption or conversion privileges. Subject to any preferences of any outstanding Preferred Stock, the holders of the outstanding Shares are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may, from time to time, determine, and upon liquidation and dissolution are entitled to receive all assets available for distribution to the stockholders. A majority vote of Shares represented at a meeting at which a quorum is present is sufficient for most actions that require the vote of stockholders. All of the outstanding Shares are fully-paid and non-assessable. (See "Certain Statutory and Other Provisions.")

PREFERRED STOCK
---------------

	Our Board of Directors may, without further action by our stockholders, from time to time, issue shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Any dividend preference of any Preferred Stock which may be issued would reduce the amount of funds available for the payment of dividends on Shares. Also, holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution, or winding-up of us before any payment is made to the holders of Shares. Under certain circumstances, the issuance of such Preferred Stock may render more difficult or tend to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Although we presently have no plans to issue any additional shares of Preferred Stock, the Board of Directors, without stockholder approval, may issue Preferred Stock with voting and conversion rights which could adversely affect the holders of Shares.

	Series A Preferred Stock. There presently are no shares of Series A Preferred Stock outstanding. However, the Certificate of Designations for the Series A Preferred Stock provides that holders of Series A Preferred Stock are entitled to receive dividends at the rate of 8% per annum, payable in quarterly installments in cash or in Shares, at the discretion of our Board of Directors. If we are liquidated, holders of Series A Preferred Stock are entitled to receive a liquidation preference in an amount equal to the stated value of the Series A Preferred Stock less any distributions of assets and funds distributed to holders of Series A Preferred Stock, including dividends and/or redemption proceeds from redemptions of Series A Preferred Stock, and including all accrued and unpaid dividends.

	The Series A Preferred Stock ranks senior to the Shares and all other Preferred Stock which is junior to the Series A Preferred Stock.

	The Series A Preferred Stock is convertible, at any time and from time to time, at the sole discretion of the holder of Series A Preferred Stock, into Shares at the rate of one share of Series A Preferred Stock for one share of Common Stock, subject to adjustment as set forth in our Certificate of Designations for the Series A Preferred Stock. Upon the occurrence of both of
(i) the closing bid price of our Shares at $4.00 or more for thirty (30) consecutive trading days on the Nasdaq National Market or any other exchange


<PAGE 14>


or trading market on which our Shares are traded, and (ii) registration of the Shares underlying the Series A Preferred Stock with the Commission, then the Series A Preferred Stock automatically converts into Shares.

	The Series A Preferred Stock will be adjusted in the event of a capital reorganization or reclassification, consolidation, merger or other business combination.

	Each share of Series A Preferred Stock is entitled to cast a number of votes equal to the number of Shares into which each share of Series A Preferred Stock is convertible. Holders of Series A Preferred Stock and Common Stockholders are entitled to vote as one class on all matters as to which shareholders are entitled to vote, unless otherwise provided by applicable law.

	Special Voting Preferred Stock. In September 1999, we, Merge Holdings, Interpra, and the principal shareholders of Interpra, pursuant to a Purchase Agreement (the "Interpra Agreement"), completed certain transactions wherein, among other things, we acquired 100% of the issued and outstanding shares of Interpra common stock. As part of the transactions contemplated under the Interpra Agreement, shares of Interpra common stock previously outstanding were exchanged for and converted into 420,000 exchangeable shares of Interpra (the "Interpra Exchangeable Shares"). Each Interpra Exchangeable Share is exchangeable and convertible into one share of Common Stock. Also in connection with our acquisition of Interpra, we issued one share of Special Voting Preferred Stock to the Interpra Trustee pursuant to a Trust Agreement (the "Interpra Trust Agreement") dated September 3, 1999, to which the Interpra Trustee, Interpra and we are parties.

	The Interpra Trustee, as the holder of the Special Voting Preferred Stock, is not entitled to receive dividends. If we are liquidated, the holder of the Special Voting Preferred Stock is entitled to receive a liquidation preference in an amount equal to the stated value of the Special Voting Preferred Stock, less any distributions of assets and funds distributed to the holder of the Special Voting Preferred Stock, including redemption proceeds from redemptions of the Special Voting Preferred Stock.

	The Special Voting Preferred Stock ranks senior to our Shares, pari passu to the Series 2 Special Voting Preferred Stock (as hereinafter described), and junior to any other class or series of our capital stock.

	The Special Voting Preferred Stock is not subject to redemption, except that at such time as no Interpra Exchangeable Shares (other than Interpra Exchangeable Shares owned by us and our affiliates) are outstanding, and no shares of stock, debt, options or other agreements which could give rise to the issuance of any Interpra Exchangeable Shares to any person (other than us and our affiliates) shall exist; then the Special Voting Preferred Stock shall automatically be redeemed and canceled, for an amount equal to $0.01 due and payable upon such redemption. Upon any such redemption or other purchase or acquisition of the Special Voting Preferred Stock by us, the Special Voting Preferred Stock shall be deemed retired and canceled and may not be reissued.

	The holder of record of the Special Voting Preferred Stock shall be entitled to cast a number of votes equal to the number of Interpra Exchangeable Shares outstanding from time to time (other than the Interpra Exchangeable Shares held by us and our affiliates).

	Pursuant to the terms of the Interpra Trust Agreement, during the term of the Interpra Trust Agreement, we may not, without the consent of the holders of the Interpra Exchangeable Shares, issue any additional shares of our Special Voting Preferred Stock. The Special Voting Preferred Stock entitles the holder of record to a number of votes at meetings of holders of our Shares equal to the number of Interpra Exchangeable Shares outstanding from time to time (other than the Interpra Exchangeable Shares held by us and our affiliates). The Interpra Trustee shall vote the Special Voting Preferred Stock in accordance with instructions which it has received from the holders of the Interpra Exchangeable Shares. The voting rights attached to the Special Voting Preferred Stock shall terminate pursuant to and in accordance with the Interpra Trust Agreement.

	Series 2 Special Voting Preferred Stock. In June 2002, we, Merge Holdings, eFilm and the principal shareholders of eFilm, pursuant to a Reorganization Agreement (the "eFilm Agreement") completed certain transactions


<PAGE 15>


wherein, among other things, we acquired 100% of the issued and outstanding shares of eFilm common stock. As part of the transactions contemplated under the eFilm Agreement, shares of common stock of eFilm previously outstanding were exchanged for and converted into 1,000,000 exchangeable shares of eFilm. Each eFilm Exchangeable Share is exchangeable and convertible into one share of Common Stock. Also in connection with our acquisition of eFilm, we issued one share of Series 2 Special Voting Stock to the eFilm Trustee pursuant to a Trust Agreement (the "eFilm Trust Agreement") dated June 28, 2002, to which the eFilm Trustee, eFilm and we are a party.

	The eFilm Trustee, as the holder of the Series 2 Special Voting Preferred Stock, is not entitled to receive dividends. If we are liquidated, the holder of the Series 2 Special Voting Preferred Stock is entitled to receive a liquidation preference in an amount equal to the stated value of the Series 2 Special Voting Preferred Stock less any distributions of assets and funds distributed to the holder of the Series 2 Special Voting Preferred Stock, including redemption proceeds from redemptions of the Series 2 Special Voting Preferred Stock.

	The Series 2 Special Voting Preferred Stock ranks senior to our Shares, pari passu to the Special Voting Preferred Stock, and junior to any other class or series of our capital stock.

	The Series 2 Special Voting Preferred Stock shall not be subject to redemption, except that at such time as no eFilm Exchangeable Shares (other than eFilm Exchangeable Shares owned by us and our affiliates) shall be outstanding, and no shares of stock, debt, options or other agreements which could give rise to the issuance of any eFilm Exchangeable Shares to any person (other than us and our affiliates) shall exist; then the Series 2 Special Voting Preferred Stock shall automatically be redeemed and canceled, for an amount equal to $0.01 due and payable upon such redemption. Upon any such redemption or other purchase or acquisition of the Series 2 Special Voting Preferred Stock by us, the Series 2 Special Voting Preferred Stock shall be deemed retired and canceled and may not be reissued.

	The holder of record of the Series 2 Special Voting Share shall be entitled to cast a number of votes equal to the number of eFilm Exchangeable Shares outstanding from time to time (other than the eFilm Exchangeable Shares held by us and our affiliates).

	Pursuant to the terms of the eFilm Trust Agreement, during the term of the eFilm Trust Agreement, we may not, without the consent of the holders of the eFilm Exchangeable Shares, issue any additional shares of our Series
2 Special Voting Preferred Stock. The Series 2 Special Voting Preferred Stock entitles the holder of record to a number of votes at meetings of holders of Shares equal to the number of eFilm Exchangeable Shares outstanding from time to time (other than the eFilm Exchangeable Shares held by us and our affiliates). The Trustee shall vote the Series 2 Special Voting Preferred Stock in accordance with instructions which it has received from the holders of the eFilm Exchangeable Shares. The voting rights attached to the Series
2 Special Voting Preferred Stock shall terminate pursuant to and in accordance with the Trust Agreement.


EXCHANGEABLE SHARES
----------------------

	Certain former stockholders of eFilm and Interpra were issued shares exchangeable into shares of our Common Stock. As of the date of this Prospectus, holders of eFilm Exchangeable Shares have the right to receive up to 336,145 Shares and holders of Interpra Exchangeable Shares have the right to receive up to 22,462 Shares.


LIMITATION OF DIRECTOR LIABILITY
---------------------------------

	Section 180.0828 of the Wisconsin Business Corporation Law ("WBCL") provides that officers and directors of domestic corporations may be personally liable only for intentional breaches of fiduciary duties, criminal acts, transactions from which the director derived an improper personal profit and willful misconduct. These provisions may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our shareholders. The employment agreements of certain directors and officers contain a provision similar to the provisions of the WBCL.


<PAGE 16>


INDEMNIFICATION
----------------

	Under the WBCL, our directors and officers are entitled to mandatory indemnification from us against certain liabilities and expenses (a) to the extent such officers or directors are successful in the defense of a proceeding, and (b) in proceedings in which the director or officer is not successful in the defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to us and such breach or failure constituted: (i) a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer had a material conflict of interest; (ii) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. The WBCL allows a corporation to limit its obligation to indemnify officers and directors by providing so in its articles of incorporation. Our Bylaws provide for indemnification of directors and officers to the fullest extent permitted by Wisconsin law.


CERTAIN STATUTORY AND OTHER PROVISIONS
---------------------------------------

	The provisions of our Bylaws and the WBCL described in this section may delay or make more difficult acquisitions or changes of control of us not approved by our Board of Directors. Such provisions have been implemented to enable us, particularly (but not exclusively) in the initial years of our existence as a publicly-traded company, to develop our business in a manner which will foster its long-term growth without disruption caused by the threat of a takeover not deemed by its Board of Directors to be in our best interests and our shareholders. Such provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of us although such proposals, if made, might be considered desirable by a majority of our shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of the Board of Directors.

	Number of Directors; Removal; Vacancies. The Bylaws currently provide that the number of Directors shall be not less than three nor greater than eleven. The authorized number of Directors may be changed by amendment of the Bylaws. The Bylaws also provide that our Board of Directors shall have the exclusive right to fill vacancies on the Board of Directors, including vacancies created by expansion of the Board or removal of a Director, and that any Director elected to fill a vacancy shall serve until the next annual meeting of shareholders. The Bylaws further provide that Directors may be removed by the shareholders only by the affirmative vote of the holders of at least a majority of the votes then entitled to be cast in an election of Directors. This provision, in conjunction with the provisions of the Bylaws authorizing the Board to fill vacant Directorships, could prevent shareholders from removing incumbent Directors and filling the resulting vacancies with their own nominees.

	Amendments to the Articles of Incorporation. The WBCL provides authority to us to amend our Articles at any time to add or change a provision that is required or permitted to be included in the Articles or to delete a provision that is not required to be included in the Articles. Our Board of Directors may propose one or more amendments to our Articles for submission to shareholders and may condition its submission of the proposed amendment on any basis if the Board of Directors notifies each shareholder, whether or not entitled to vote, of the shareholders' meeting at which the proposed amendment will be voted upon.

	Constituency or Stakeholder Provision. Under Section 180.0827 of the WBCL (the "Wisconsin Stakeholder Provision"), in discharging his or her duties to us and in determining what he or she believes to be in our best interests of, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which we operate and any other factors that the director or officer considers pertinent.

	Wisconsin Antitakeover Statutes. Sections 180.1140 to 180.1144 of the WBCL (the "Wisconsin Business Combination Statute") regulate the broad range of "business combinations" between a "resident domestic corporation" (such as


<PAGE 17>


us) and an "interested stockholder." The Wisconsin Business Combination
Statute defines a "business combination" to include a merger or share exchange, or a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the market value of the stock or assets of the corporation or 10% of its earning power, or the issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, the adoption of a plan of liquidation or dissolution and certain other transactions involving an "interested stockholder," defined as a person who beneficially owns 10% of the voting power of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. Section 180.1141 of the Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested stockholder before such acquisition. Accordingly, the Wisconsin Business Combination Statute's prohibition on business combinations cannot be avoided during the three year period by subsequent action of the board of directors or shareholders. Business combinations after the three year period following the stock acquisition date are permitted only if (i) the board of directors approved the acquisition of the stock by the interested stockholder prior to the acquisition date, (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder, or (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount.

	In addition, the WBCL provides in Sections 180.1130 to 180.1133 that business combinations involving a "significant shareholder" (as defined below) and a "resident domestic corporation" (such as us) are subject to a two-thirds supermajority vote of shareholders (the "Wisconsin Fair Price Statute"), in addition to any approval otherwise required. A "significant shareholder," with respect to a resident domestic corporation, is defined as a person who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. As a result of completing our initial public offering of our Shares in 1998, we are an "issuing public corporation." Under
Section 180.1131 and Section 180.1132 of the WBCL, the business combinations described above must be approved by 80% of the voting power of the corporation's stock and at least two-thirds of the voting power of the corporation's stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met: (i) the aggregate value of the per share consideration is equal to the higher of (a) the highest price paid for any Shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder of within two years before the date of the business combination, (b) the market value of the corporation's shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is highest, or (c) the highest liquidation or dissolution distribution to which holders of the shares would be entitled;
and (ii) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

	Section 180.1134 of the WBCL (the "Wisconsin Defensive Action Restrictions") provides that, in addition to the vote otherwise required by law or the articles of incorporation of an issuing public corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin Defensive Action Restrictions, shareholder approval is required for the corporation to (i) acquire more than 5% of the outstanding voting shares at a price above the market price from any individual who or organization which owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares, or (ii) sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation. The restrictions described in clause (i) above may have the effect of deterring a shareholder from acquiring Shares with the goal of seeking to have us repurchase such shares at a premium over the market price.


<PAGE 18>


	Section 180.1150 of the WBCL provides that the voting power of shares of public Wisconsin corporations such as us held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This statutory voting restriction does not apply to shares acquired directly from us or in certain specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders.

	Certain Antitakeover Effects. Certain provisions of our Articles and Bylaws may have significant antitakeover effects, including the ability of the remaining directors to fill vacancies, and the ability of the Board of Directors to issue "blank check" Preferred Stock which, in turn, allows the directors to adopt a so-called "rights plan" which would entitle shareholders (other than a hostile bidder) to acquire our stock at a discount.

	The explicit grant in the Wisconsin Stakeholder Provision of discretion to directors to consider nonshareholder constituencies could, in the context of an "auction" of us, have antitakeover effects in situations where the interests of our stakeholders, including employees, suppliers, customers and communities in which we do business, conflict with the short-term maximization of shareholder value.

	The Wisconsin Fair Price Statute may discourage any attempt by a shareholder to squeeze out other shareholders without offering an appropriate premium purchase price. In addition, the Wisconsin Defensive Action Restrictions may have the effect of deterring a shareholder from acquiring Shares with the goal of seeking to have us repurchase Shares at a premium. The WBCL statutory provisions and our Article and Bylaw provisions referenced above are intended to encourage persons seeking to acquire control of us to initiate such an acquisition through arms-length negotiations with our Board of Directors and to ensure that sufficient time for consideration of such a proposal, and any alternatives, is available. Such measures are also designed to discourage investors from attempting to accumulate a significant minority position in us and then use the threat of a proxy contest as a means to pressure us to repurchase Shares at a premium over the market value. To the extent that such measures make it more difficult for, or discourage, a proxy contest or the assumption of control by a holder of a substantial block of Shares, they could increase the likelihood that incumbent Directors will retain their positions and may also have the effect of discouraging a tender offer or other attempt to obtain control of us, even though such attempt might be beneficial to us and its shareholders.


TRANSFER AGENT
---------------

	The transfer agent for our Shares is American Stock Transfer & Trust
Company.


                                  LEGAL MATTERS
				 ---------------

	The validity of the issuance of the Shares offered hereby has been passed on for us by Herrling, Clark, Hartzheim & Siddall, Ltd., as special securities counsel to us for this offering. We are represented by Shefsky & Froelich Ltd. for other corporate and securities law matters.

                                     EXPERTS
				   ----------

	The consolidated financial statements of Merge Technologies Incorporated as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002.


<PAGE 19>


                               AVAILABLE INFORMATION

	We have filed with the Commission a Registration Statement (of which this Prospectus is a part) on Form S-3 under the Securities Act with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth below.

	We are subject to the informational requirements of the Exchange Act, and in accordance therewith, file reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549. Copies of this material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N. W., Washington, D. C. 20549, at prescribed rates. Our Shares are included for quotation on the Nasdaq National Market and these reports, proxy statements and other information concerning us may be inspected at the office of the Nasdaq Market, 1735 K Street, N. W., Washington, D. C. 20006.


<PAGE 20>




No dealer, salesperson or other person		         701,664 SHARES
has been authorized to give any
information or to make any representations
other than those contained in this Prospectus
and, if given or made, such information or
representations must not be relied upon as
having been authorized by the Company. This     MERGE TECHNOLOGIES INCORPORATED
Prospectus does not constitute an offer to
sell or a solicitation of an offer to buy to
any person in any jurisdiction in which such
offer or solicitation would be unlawful or to
any person to whom it is unlawful.  Neither
the delivery of this Prospectus nor any offer
or sale made hereunder shall, under any
circumstances, create any implication that 		 COMMON STOCK
there has been no change in the affairs of	       ($0.01 par value)
the Company or that information contained
herein is correct as of any time subsequent
to the date hereof.					  PROSPECTUS
							  ----------

               TABLE OF CONTENTS
	      -------------------
						Page
						----

DOCUMENTS INCORPORATED BY REFERENCE..........	  1

SUMMARY......................................     2

RISK FACTORS................................. 	  2

THE COMPANY..................................     9

USE OF PROCEEDS.............................. 	 11

SELLING SHAREHOLDERS......................... 	 11

PLAN OF DISTRIBUTION.........................  	 13

DESCRIPTION OF SECURITIES.................... 	 13

LEGAL MATTERS................................ 	 19

EXPERTS......................................	 19

AVAILABLE INFORMATION........................	 19


<PAGE 21>
<END OF DOCUMENT>